SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 FORM SD

Specialized Disclosure Report

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Julie Parent, T: 514-848-8519

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rio Tinto plc and Rio Tinto Limited (hereafter “Rio Tinto”, “Group”, “we”, “us” or “our”) are  required to comply with Rule 13p-1 under the Securities Act of 1934 (“Rule”) for the reporting period from January 1 to December 31, 2014. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).  Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore.

Rio Tinto undertook an assessment of all of Rio Tinto’s products and identified subsidiaries of Rio Tinto that are within the scope of the Rule: Kennecott Utah Copper LLC (“Kennecott”); Rio Tinto Fer et Titane inc. (“RTFT”) and QMP Metal Powders (Suzhou) Ltd.  (“QMP”); E.C.L. (“ECL”); and RTA Alesa AG (“Alesa”). Information about each of these subsidiaries and the Reasonable Country of Origin Inquiry (“RCOI”) is summarized below and in Exhibit 1.01 hereto.

Kennecott

Kennecott is based in the United States of America and produces gold bars. Kennecott performed a RCOI and determined that gold used in Kennecott’s products did not originate in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).  Kennecott received the Responsible Jewellery Council (“RJC”) Chain of Custody Certification (C0000 0007), which ensures that the gold used in their products is responsibly sourced and does not support conflict in a Covered Countries, as defined by the Rule.  Kennecott is listed on the Electronics Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSi”) Conflict Free Gold Refiners List (CID000969) as compliant with the relevant EICC-GeSI relevant Conflict-Free Smelter Program assessment protocol.  Additionally, Kennecott is in conformance with London Bullion Market Association (“LBMA”) Responsible Gold Guidance which is required for Good Delivery status.

RTFT and QMP

RTFT and QMP manufacture iron and steel powders at their respective sites: Sorel-Tracy in Quebec, Canada for RTFT and Suzhou in China for QMP.  Both sites produce certain metal powders that include a bronze additive which contains tin.  Both RTFT and QMP source the bronze additive from a single supplier who has confirmed that the tin does not come from any of the Covered Countries, as defined by the Rule.

ECL and Alesa

ECL and Alesa  manufacture or contract to manufacture, machinery used primarily in aluminium smelters.

As set forth in Exhibit 1.01 hereto, Rio Tinto undertook a RCOI and supplier due diligence that employed a combination of measures to determine whether the necessary tin, tungsten, tantalum and/or gold (“3TG”) in ECL and Alesa’s products originated from the Covered Countries.  In accordance with the Rule, Rio Tinto has concluded in good faith that during for the year ended 31 December 2014:

a)	Rio Tinto has manufactured or contracted to manufacture products as to which 3TGs are necessary to the functionality or production of such products.
b)

Based on a RCOI, Rio Tinto believes or has reason to believe that a portion of its necessary 3TGs originated or may have originated in a Covered Country and knows or has reason to believe that those necessary 3TGs may not be from recycle or scrap sources.

Rio Tinto engaged a third-party service provider, Assent Compliance (“3PSP”), to develop and implement the RCOI undertaken by ECL and Alesa, primarily using the conflict minerals reporting template (“CMRT”) to query suppliers.  The survey employed the CMRT which was developed by the EICC-GeSI and The Global e-Sustainability Initiative.  The CMRT facilitated general disclosures and information regarding smelters that provide materials to the supplier.  It includes questions regarding the supplier’s conflict-free minerals policy, the engagement process with its direct suppliers, and identification of the smelters used by the supplier.

ECL and Alesa upgraded their RCOI scoping process by generating a new supplier list for 2014. This list was then filtered to remove:

  Service providers/suppliers;

  Indirect materials suppliers; and

  Inactive suppliers (minimum 1 year since last purchase).

Once the filtering was completed, the list of relevant suppliers for ECL and Alesa was added to the list of suppliers in scope for the RCOI for the Form SD for year ended 2013. 3PSP then conducted the supplier survey portion of the RCOI using the CMRT form as the data exchange standard. During the survey, suppliers were contacted by 3PSP via a platform that enables its users to complete and track supplier communications and allows suppliers to upload completed CMRT forms directly to the platform for red flag assessment and management.

Non-responsive suppliers were contacted a minimum of three times by 3PSP. After a three–month period of non-responsiveness, suppliers were contacted directly by the Rio Tinto procurement team.

Training and advice on the completion of the CMRT form was provided to suppliers. Educational materials are available via a supplier resource center and 3PSP support to assist suppliers.

As a result of the RCOI as described above, below is a summary of the information collected:

Responses	Amount/Percentage
Number of suppliers	351
Completed responses or out of scope	77%
Incomplete responses	23%

Based on the smelter or refiner lists provided by the suppliers, we are aware that there are certified conflict free smelters or refiners that source from the Democratic Republic of the Congo (“DRC”) in our supply chain. Certain suppliers were unable to provide the smelters or refiners details.  Consequently, the Company is unable to conclude that all products supplied to us are DRC conflict free. In accordance with Rule, the Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (“CMR”) are posted on Rio Tinto’s web site at http://www.riotinto.com/ourcommitment/human-rights-4800.aspx.

Item 1.02         Exhibit

Rio Tinto has included its CMR as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01         Exhibits

Exhibit 1.01 – CMR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

/s/ Eleanor Evans	/s/ Eleanor Evans

Name Eleanor Evans	Name Eleanor Evans
Title Company Secretary	Title Joint Company Secretary

Date 29 May 2015	29 May 2015

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